SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

CHINA UNITED INSURANCE SERVICE, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

16952A 101

(CUSIP Number)

January 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person: Mao Yi Hsiao I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Taiwan, R.O.C.
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,170,912 (a)
(6) Shared voting power 1,469,322 (b)
(7) Sole dispositive power 4,170,912 (a)
(8) Shared dispositive power 1,469,322 (b)
(9)	Aggregate amount beneficially owned by each reporting person 5,640,234 (a)(b)
(10)	Check if box the aggregate amount in Row (9) excludes certain shares (see instructions) ☒ ☐
(11)	Percent of class represented by amount in Row (9): 37.4% (c)
(12)	Type of reporting person (see instructions): IN

(a)	Includes 1,000,000 shares of Series A Preferred Stock convertible into 1,000,000 shares of common stock and 3,170,912 shares of common stock held by Mao Yi Hsiao.

(b)	Includes 200,000 shares of common stock held by Lee Shu Fen spouse of Mao Yi Hsiao, 969,322 shares of common stock held by U-Li Investment Consulting Enterprise Co., Ltd., a company 66% owned by Lee Shu Fen and 34% owned by Mao Yi Hsiao, 100,000 shares of common stock held by U-Link International Co Ltd a company solely owned by Lee Shu Fen and 200,000 shares of common stock held by Mao Li Chieh, Mao Yi Hsiao’s daughter.

(c)	Percentage total voting power represents voting power with respect to all shares of the common stock and Series A Preferred Stock, voting together as a single class. Each holder of common stock is entitled to one vote per share of common stock and each holder of Series A Preferred Stock is entitled to 10 votes per share of Series A Preferred Stock on all matters submitted to the stockholders for a vote. Based on a total of (i) 29,100,503 shares of common stock outstanding and (ii) 1,000,000 shares of Series A Preferred Stock outstanding as March 16, 2015.

Item 1.

  (a)       Name of Issuer:

China United Insurance Service, Inc.

  (b)       Address of Issuer’s Principal Executive Offices:

7F, No. 311 Section 3

Nan-King East Road

Taipei City, Taiwan

Item 2.

(a)-(c) Name, Address and Citizenship of Person Filing:

Mao Yi Hsiao

F/5 No311 SEC3, Nanjing City, Taipei City, Taiwan

Taiwan, R.O.C.

  (d)       Title of Class of Securities:

Common Stock, par value $0.00001 per share

  (e)          CUSIP Number:

 16952A 101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

The information in items 1 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2015
Date

/s/ Mao Yi Hsiao
Signature

Mao Yi Hsiao
Name and Title